Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-198572

Sempra Energy

Final Term Sheet

October 4, 2016

1.625% Notes due 2019

This free writing prospectus relates only to the securities described below and should be read together with Sempra Energy’s preliminary prospectus supplement dated October 4, 2016 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated September 4, 2014 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra Energy (the “Company”)
Anticipated Ratings:[1]	Baa1 (stable) by Moody’s Investors Service BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings
Trade Date:	October 4, 2016
Settlement Date:	October 7, 2016 (T+3)
Securities Offered:	1.625% Notes due 2019
Aggregate Principal Amount Offered:	$500,000,000
Interest Payment Dates:	April 7 and October 7, commencing April 7, 2017
Coupon:	1.625%, accruing from October 7, 2016
Maturity:	October 7, 2019
Benchmark Treasury:	0.875% due September 15, 2019
Benchmark Treasury Yield:	0.940%
Spread to Benchmark Treasury:	+ 72 basis points
Yield to Maturity:	1.660%
Price to Public:	99.898%, plus accrued interest, if any
Optional Redemption Provision:	Make whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) + 15 basis points. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

CUSIP:	816851 AZ2
ISIN:	US816851AZ24
Total Net Proceeds:	Approximately $497.2 million, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Company
Joint Book-Running Managers:	Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mizuho Securities USA Inc.
Co-Managers:	BBVA Securities Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or at dg.prospectus_requests@baml.com, or by calling Mizuho Securities USA Inc. toll-free at 1-866-271-7403.